December 3, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	USA Mobility, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 23, 2012

File No. 001-32358

Dear Mr. Spirgel:

USA Mobility, Inc. (“USMO” or the “Company”) acknowledges receipt of your letter dated November 15, 2012 requesting responses to your comments on USMO’s Form 10-K for the year ended December 31, 2011.

Pursuant to the telephone conversation between my staff MyLe Chang, Corporate Controller, and your staff Kathryn Jacobson, Senior Accountant, the Company acknowledges your extension of the deadline for responses from December 3, 2012 to December 7, 2012. This extension is necessitated by the vacation and travel schedules of the individuals involved in preparing the responses to your comments. The Company intends, at this time, to respond on or before December 7, 2012.

If you have any questions, please contact me at 703-269-6908.

Sincerely,

/s/ Shawn E. Endsley

Shawn E. Endsley

Chief Financial Officer and Chief Accounting Officer

cc:	Robert S. Littlepage, Securities and Exchange Commission

Kathryn Jacobson, Securities and Exchange Commission

Vincent D. Kelly, President and Chief Executive Officer

Sharon Woods Keisling, Corporate Secretary

William P. O’Neill, Latham & Watkins LLP

Tony Ricciardella, Grant Thornton LLP